Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial information on pages 1-20 of this exhibit concerning TotalEnergies SE and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TotalEnergies”) with respect to the second quarter of 2022 and six months ended June 30, 2022 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of June 30, 2022, unaudited statements of income, comprehensive income, cash flow and business segment information for the second quarter of 2022 and six months ended June 30, 2022 and unaudited consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2022 on pages 22 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’  Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2022.

A.	KEY FIGURES

			2Q22				1H22
			vs	in millions of dollars,			vs
2Q22	1Q22	2Q21	2Q21	except earnings per share and number of shares	1H22	1H21	1H21
74,774	68,606	47,049	+59%	Sales	143,380	90,786	+58%
18,737	17,424	8,667	x2.2	Adjusted EBITDA[1]	36,161	16,837	x2.1
10,500	9,458	4,032	x2.6	Adjusted net operating income[2] from business segments	19,958	7,519	x2.7
4,719	5,015	2,213	x2.1	Exploration & Production	9,734	4,188	x2.3
2,555	3,051	891	x2.9	Integrated Gas, Renewables & Power	5,606	1,876	x3
2,760	1,120	511	x5.4	Refining & Chemicals	3,880	754	x5.1
466	272	417	+12%	Marketing & Services	738	701	+5%
(1,546)	43	(680)	x2.3	Net income (loss) from equity affiliates	(1,503)	201	ns
2.16	1.85	0.8	x2.7	Fully-diluted earnings per share ($)	4.02	2.03	x2.0
2,592	2,614	2,646	-2%	Fully-diluted weighted-average shares (millions)	2,602	2,644	-2%
5,692	4,944	2,206	x2.6	Net income (TotalEnergies share)	10,636	5,550	+92%
2,819	1,981	2,802	+1%	Organic investments[3]	4,800	5,181	-7%
2,076	922	396	x5.2	Net acquisitions[4]	2,998	1,986	+51%
4,895	2,903	3,198	+53%	Net investments[5]	7,798	7,167	+9%
16,284	7,617	7,551	x2.2	Cash flow from operating activities[6]	23,901	13,149	+82%
				of which:
2,498	(4,923)	669	x3.7	(increase) decrease in working capital	(2,425)	(150)	x16.2
(399)	(369)	(409)	ns	financial charges	(767)	(793)	ns
1	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. The reconciliation of net income (TotalEnergies share) to adjusted EBITDA is set forth under “Reconciliation Of Net Income (TotalEnergies Share) To Adjusted EBITDA” on page 18 of this exhibit.
2	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 4 et seq. “Analysis of business segment results” below for further details.
3	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
4	Net acquisitions = acquisitions - assets sales - other transactions with non-controlling interests (see page 19).
5	Net investments = organic investments + net acquisitions (see “Investments – Divestments’” on page 19).
6	See also “C. TotalEnergies results – Cash Flow”. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 19 of this exhibit.

Key figures of environment, greenhouse gas emissions and production

Environment* — liquids and gas price realizations, refining margins

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21		1H22	1H21	1H21
113.9	102.2	69.0	+65%	Brent ($/b)	107.9	65.0	+66%
7.5	4.6	3.0	x2.5	Henry Hub ($/Mbtu)	6.1	2.9	x2.1
22.2	32.3	8.7	x2.6	NBP** ($/Mbtu)	27.2	7.7	x3.5
27.0	31.1	10.0	x2.7	JKM*** ($/Mbtu)	29.1	10.0	x2.9
102.9	90.1	62.9	+64%	Average price of liquids ($/b) Consolidated subsidiaries	96.3	59.7	+61%
11.01	12.27	4.43	x2.5	Average price of gas ($/Mbtu) Consolidated subsidiaries	11.65	4.23	x2.8
13.96	13.60	6.59	x2.1	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	13.77	6.33	x2.2
145.7	46.3	10.2	x14.3	Variable cost margin – Refining Europe, VCM ($/t)****	101.0	7.6	x13.3

* The indicators are shown on page 21.

** NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

*** JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

****This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies’ European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons).

The average LNG selling price was $13.96/Mbtu in the second quarter 2022 and $13.77/Mbtu in the first half 2022, more than double the prices over the same periods in 2021, benefiting on a lagged basis from the increase in oil and gas indexes on long-term contracts as well as high spot gas prices over these periods.

Greenhouse gas emissions (GHG)1

2Q22	1Q22	2Q21	2Q22 vs 2Q21	GHG emissions (MtCO2e)	1H22	1H21	1H22 vs 1H21
9.6	9.6*	8.6*	+12%	Scope 1+2 from operated facilities[2]	19.3	17.8*	+9%
13.4	14.0	—	—	Scope 1+2 – equity share	27.4	—	—

94*	98*	95*	—	Scope 3 from energy product sales[3]	192*	193*	—
65*	66*	68*	-5%	of which Scope 3 Oil Worldwide[4]	131*	137*	-4%

63*	66*	58*	+9%	Scope 1+2+3 in Europe[5]	129*	121*	+6%
57*	60*	53*	+8%	of which Scope 3 in Europe	117*	111*	+6%

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available.

* Excluding Covid effect.

1The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.

2Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2021 annual report on Form 20-F filed on March 25, 2022) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

3TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chain, i.e., the higher of the two production volumes or sales to end customers. For TotalEnergies, in 2021 and 2022, the calculation of Scope 3 GHG emissions for the oil value chain considers oil products and biofuels sales (higher than production) and for the gas value chain, gas sales either as LNG or as part of direct sales to B2B/B2C customers (higher than or equivalent to marketable gas production).

4Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the sale of petroleum products (including biofuels).

5 Scope 1+2+3 GHG emissions in Europe are defined as the sum of Scope 1+2 GHG emissions of facilities operated by the Company and indirect GHG emissions related to the use by customers of energy products (Scope 3) in the EU, Norway, United Kingdom and Switzerland.

2Q22	1Q22	2Q21	2Q22 vs 2Q21	Methane emissions (ktCH4)	1H22	1H21	1H22 vs 1H21
10	10	11	-11%	Methane emissions from operated facilities	20	24	-18%
13	12	—	—	Methane emissions - equity share	24	—	—

Estimated 2022 quarterly emissions. 2021 quarterly equity share data are not available

The evolution of Scope 1+2 emissions from the operated facilities is the result of the high-capacity utilization of combined-cycle gas turbines (CCGTs) and refineries in Europe, TotalEnergies responding by increasing energy output, thus contributing to energy security.

Production*

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Hydrocarbon production	1H22	1H21	1H21
2,738	2,843	2,747	—	Hydrocarbon production (kboe/d)	2,791	2,805	-0.5%
1,268	1,305	1,258	+1%	Oil (including bitumen) (kb/d)	1,287	1,265	+2%
1,470	1,538	1,489	-1%	Gas (including condensates and associated NGL) (kboe/d)	1,504	1,540	-2%

2,738	2,843	2,747	—	Hydrocarbon production (kboe/d)	2,791	2,805	-0.5%
1,483	1,527	1,464	+1%	Liquids (kb/d)	1,505	1,486	+1%
6,835	7,162	7,017	-3%	Gas (Mcf/d)	6,997	7,208	-3%

*   Company production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

Hydrocarbon production was 2,738 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2022, stable year-on-year, comprised of:

●+3% due to the increase in production quotas of OPEC countries,
●+3% due to a reduction in planned maintenance and unplanned downtime,
●+2% due to the start-up and ramp-up of projects,
●-2% due to security-related production cuts in Libya and Nigeria,
●	-2% portfolio effect, mainly related to the end of the operating licenses for Qatargas 1 and Bongkot North in Thailand, partially offset by the entry into the Sepia and Atapu fields in Brazil,
●-1% due to the price effect,
●-3% due to the natural decline of fields.

Compared to the first quarter 2022, production was down 4%, mainly due to planned maintenance operations for -2%, production cuts in Nigeria and Libya for -1%, the end of Bongkot North's license in Thailand, partially offset by the entry into the production fields of Sepia and Atapu in Brazil.

Hydrocarbon production was 2,791 kboe/d in the first half 2022, down slightly by 0.5% year-on-year, comprised of:

●+2% due to the increase in production quotas of OPEC countries,
●	+2% due to the start-up and ramp-up of projects, including Clov Phase 2 and Zinia Phase 2 in Angola, and Iara in Brazil,
●+2% due to a reduction in planned maintenance and unplanned downtime,
●-2% portfolio effect, mainly related to the end of the Qatargas 1 operating license,
●-1% due to security-related production cuts in Libya and Nigeria,
●-1% due to the price effect,
●-2.5% due to the natural decline of fields.

B.ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Due to their unusual nature or particular significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur again in following years.

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted business segment results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TotalEnergies’ interim consolidated financial statements, see pages 34 et seq. of this exhibit.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above. Performance indicators excluding the adjustment items, such as adjusted incomes and ROACE are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

1. Production and sales of Liquefied Natural Gas (LNG) and electricity

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Hydrocarbon production for LNG	1H22	1H21	1H21
462	492	502	-8%	iGRP (kboe/d)	477	510	-6%
53	60	52	+1%	Liquids (kb/d)	56	58	-2%
2,233	2,349	2,464	-9%	Gas (Mcf/d)	2,291	2,470	-7%

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Liquefied Natural Gas in Mt	1H22	1H21	1H21
11.7	13.3	10.5	+11%	Overall LNG sales	24.9	20.4	+22%
4.1	4.4	4.2	-1%	including sales from equity production*	8.6	8.5	—
10.2	11.9	8.8	+16%	including sales by TotalEnergies from equity production and third-party purchases	22.2	16.7	+33%

* The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was down 8% and 6% year-on-year, respectively, in the second quarter 2022 and the first half 2022, mainly due to the end of the Qatargas 1 contract and the decrease in supply to NLNG for security reasons in Nigeria.  Production in Snøhvit, Norway, restarted in the second quarter.

Total LNG sales were up year-on-year by 11% in the second quarter 2022 and by 22% in the first half 2022, due to the increase in spot purchases to maximize the use of the Company's regasification capacity in Europe.

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Renewables & Electricity	1H22	1H21	1H21
50.7	46.8	41.7	+22%	Portfolio of renewable power generation gross capacity (GW)[1,2]	50.7	41.7	+22%
11.6	10.7	8.3	+40%	o/w installed capacity	11.6	8.3	+40%
5.2	6.1	5.4	-4%	o/w capacity in construction	5.2	5.4	-4%
33.9	30.1	28.0	+21%	o/w capacity in development	33.9	28.0	+21%
26.8	26.8	22.6	+19%	Gross renewables capacity with PPA (GW)[1,2]	26.8	22.6	+19%
38.4	34.4	30.7	+25%	Portfolio of renewable power generation net capacity (GW)[1,2]	38.4	30.7	+25%
5.8	5.4	4.0	+46%	o/w installed capacity	5.8	4.0	+46%
3.7	4.2	3.1	+17%	o/w capacity in construction	3.7	3.1	+17%
28.9	24.8	23.6	+22%	o/w capacity in development	28.9	23.6	+22%
7.7	7.6	5.1	+51%	Net power production (TWh)[3]	15.2	9.8	+56%
2.5	2.2	1.7	+50%	incl. Power production from renewables	4.7	3.2	+47%
6.2	6.1	5.8	+6%	Clients power - BtB and BtC (Million)[2]	6.2	5.8	+6%
2.7	2.7	2.7	+1%	Clients gas - BtB and BtC (Million)[2]	2.7	2.7	+1%
12.3	16.3	12.7	-3%	Sales power - BtB and BtC (TWh)	28.6	28.8	—
19.1	35.0	20.6	-7%	Sales gas - BtB and BtC (TWh)	54.1	56.8	-5%

1 Includes 20% of Adani Green Energy Ltd’s (AGEL) gross capacity effective first quarter 2021.

2 End of period data.

3 Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Gross installed renewable power generation capacity grew to 11.6 GW at the end of the second quarter of 2022, up 0.9 GW over the quarter, including 0.4 GW related to the start-up of Phase 1 of the Al Kharsaah photovoltaic project in Qatar.

Gross power generation capacity in development increased by 3.8 GW quarter-on-quarter, mainly due to the acquisition of Core Solar's portfolio of projects in the United States.

Net electricity generation stood at 7.7 TWh in the second quarter 2022 and 15.2 TWh in the first half 2022, up 51% and 56%, respectively, year-on-year, due to higher utilization rates of flexible power plants (CCGT) as well as growth in electricity generation from renewable sources.

2. Results

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	in millions of dollars	1H22	1H21	1H21
10,281	12,294	5,086	x2.0	External sales	22,575	10,588	x2.1
846	1,812	436	x1.9	Operating income	2,658	1,060	x2.5
823	(2,500)	419	x2.0	Net income (loss) from equity affiliates and other items	(1,677)	682	ns
(260)	(294)	(56)	x4.6	Tax on net operating income	(554)	(157)	x3.5
1,409	(982)	799	x1.8	Net operating income	427	1,585	-73%
1,146	4,033	92	x12.4	Adjustments affecting net operating income	5,179	291	x17.8
2,555	3,051	891	x2.9	Adjusted net operating income*	5,606	1,876	x3
1,219	1,430	356	x3.4	including adjusted income from equity affiliates	2,649	620	x4.3
341	258	759	-55%	Organic investments	599	1,512	-60%
(58)	641	166	ns	Net acquisitions	583	2,059	-72%
283	899	925	-69%	Net investments	1,182	3,571	-67%

*Detail of adjustment items shown in the business segment information starting on page 34 of this exhibit.

Adjusted net operating income for the iGRP segment was:

●	$2,555 million in the second quarter 2022, nearly triple year-on-year, due to higher LNG prices, the performance of the gas, LNG and electricity trading activities and the growing contribution of the Renewables & Electricity businesses,
●	$5,606 million in the first half 2022, tripling over one year, for the same reasons.

Adjusted net operating income for the iGRP segment excludes special items. The exclusion of special items had:

●	a positive impact of $1,146 million on the segment’s adjusted net operating income in the second quarter 2022, compared to a positive impact of $92 million in the second quarter 2021, and
●	a positive impact of $5,179 million on the segment’s adjusted net operating income in the first half 2022, compared to a positive impact of $291 million in the first half 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)1 was:

●	2.6 times higher over one year to $2,360 million in the second quarter 2022 compared to $904 million in the second quarter 2021, due to the increase in LNG prices, the performance of gas, LNG and electricity trading activities, and the increasing contribution of the Renewables & Electricity activities,
●	2.5 times higher over one year to $4,945 million in the first half 2022 compared to $1,963 million in the first half 2021, for the same reasons.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	$3,970 million in the second quarter 2022, seven times greater than $567 million in the second quarter 2021. The difference between the segment's operating cash flow before working capital changes without financial changes (DACF) and the cash flow from operations excluding financial charges, except those related to leases in the second quarter 2022 is mainly due to margin call reductions and the positive impact on working capital requirements linked to the seasonality of the gas and electricity supply business, and
●	$4,285 million in the first half 2022, 3.2 times greater than $1,347 million in the first half 2021.

1   DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases, excluding the impact of contracts recognized at fair value for the segment and including capital gains on the sale of renewable projects. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

B.2.   Exploration & Production segment

1.Production

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Hydrocarbon production	1H22	1H21	1H21
2,276	2,351	2,245	+1%	EP (kboe/d)	2,314	2,295	+1%
1,430	1,467	1,412	+1%	Liquids (kb/d)	1,449	1,428	+1%
4,602	4,813	4,553	+1%	Gas (Mcf/d)	4,706	4,738	-1%

2. Results

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	in millions of dollars, except effective tax rate	1H22	1H21	1H21
2,521	2,151	1,743	+45%	External Sales	4,672	3,257	+43%
8,454	7,600	3,180	x2.7	Operating income	16,054	6,021	x2.7
(3,668)	242	(1,243)	x3.0	Net income (loss) from equity affiliates and other items	(3,426)	(973)	x3.5
47.2%	47.0%	38.2%	—	Effective tax rate*	47.1%	39.5%	—
(3,876)	(3,863)	(1,195)	x3.2	Tax on net operating income	(7,739)	(2,375)	x3.3
910	3,979	742	+23%	Net operating income	4,889	2,673	x1.8
3,809	1,036	1,471	x2.6	Adjustments affecting net operating income	4,845	1,515	x2.2
4,719	5,015	2,213	x2.1	Adjusted net operating income**	9,734	4,188	x2.3
287	355	279	+3%	including income from equity affiliates	642	549	+17%
1,873	1,426	1,559	+20%	Organic investments	3,299	2,838	+16%
2,225	316	231	x9.6	Net acquisitions	2,541	29	x87.6
4,098	1,742	1,790	x2.3	Net investments	5,840	2,867	x2

*Effective tax rate = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

**Detail of adjustment items shown in the business segment information starting on page 34 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

●	$4,719 million in the second quarter 2022, double the second quarter 2021 at $2,213 million, due to the sharp increase in oil and gas prices, and
●	$9,734 million in the first half of 2022, 2.3 times higher than the first half 2021 at $4,188 million, for the same reasons.

Compared to the first quarter 2022, adjusted net operating income decreased by $296 million in the second quarter 2022 due to the decline in production and the impact of sanctions on the results of Russian assets.

Adjusted net operating income for the Exploration & Production segment excludes special items. The exclusion of special items had:

●	a positive impact of $3,809 million in the second quarter 2022 on the segment’s adjusted net operating income, compared to a positive impact of $1,471 million in the second quarter 2021, and
●	a positive impact of $4,845 million in the first half 2022 on the segment’s adjusted net operating income, compared to a positive impact of $1,515 million in the first half 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)2 was:

●	$7,383 million in the second quarter 2022, an increase of 73% compared to $4,262 million in the second quarter 2021, and
●	$14,686 million in the first half 2022, an increase of 82% compared to $8,086 million in the first half 2021, in line with higher oil and gas prices.

2   DACF= debt adjusted cash flow. Operating cash flow before working capital changes without financial charges of the segment is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above.

The segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	$8,768 million in the second quarter 2022, an increase of 81% compared to $4,835 million in the second quarter 2021, and
●	$14,536 million in the first half 2022, an increase of 70% compared to $8,571 million in the first half 2021.

B.3.   Downstream (Refining & Chemicals and Marketing & Services segments)

Results

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	in millions of dollars	1H22	1H21	1H21
61,968	54,157	40,220	+54%	External sales	116,125	76,934	+51%
4,958	2,997	1,534	x3.2	Operating income	7,955	3,088	x2.6
447	114	180	x2.5	Net income (loss) from equity affiliates and other items	561	234	x2.4
(1,162)	(750)	(457)	x2.5	Tax on net operating income	(1,912)	(913)	x2.1
4,243	2,361	1,257	x3.4	Net operating income	6,604	2,409	x2.7
(1,017)	(969)	(329)	x3.1	Adjustments affecting net operating income	(1,986)	(954)	x2.1
3,226	1,392	928	x3.5	Adjusted net operating income*	4,618	1,455	x3.2
586	292	468	+25%	Organic investments	878	803	+9%
(91)	(34)	(1)	ns	Net acquisitions	(125)	(104)	ns
495	258	467	+6%	Net investments	753	699	+8%

* Detail of adjustment items shown in the business segment information starting on page 34 of this exhibit.

The Downstream segment’s operating cash flow before working capital changes without financial charges (DACF)2 was:

●	$3,548 million in the second quarter 2022, 2.4 times greater than $1,460 million in the second quarter 2021, and
●	$5,444 million in the first half 2022, 2.3 times greater than $2,332 million in the first half 2021.

The Downstream segment’s cash flow from operations excluding financial charges, except those related to leases was:

●	$4,106 million in the second quarter 2022, an increase of 54% compared to $2,669 million in the second quarter 2021, and
●	$6,111 million in the first half 2022, an increase of 41% compared to $4,330 million in the first half 2021.

B.4.   Refining & Chemicals segment

1. Refinery and petrochemicals throughput and utilization rates

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Refinery throughput and utilization rate*	1H22	1H21	1H21
1,575	1,317	1,070	+47%	Total refinery throughput (kb/d)	1,448	1,109	+31%
395	252	148	x2.7	France	324	131	x2.5
648	605	495	+31%	Rest of Europe	627	578	+8%
532	460	427	+25%	Rest of world	497	400	+24%
88%	74%	58%		Utilization rate based on crude only**	81%	58%

*  Includes refineries in Africa reported in the Marketing & Services segment.

** Based on distillation capacity at the beginning of the year, excluding Grandpuits (shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Petrochemicals production and utilization rate	1H22	1H21	1H21
1,206	1,404	1,424	-15%	Monomers* (kt)	2,611	2,829	-8%
1,187	1,274	1,212	-2%	Polymers (kt)	2,461	2,377	+4%
71%	86%	88%		Vapocracker utilization rate**	78%	88%

* Olefins

** Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput:

●	increased by 47% year-on-year in the second quarter 2022, due to the recovery in demand, particularly in Europe and the United States, the restart this quarter of the Donges refinery in France and the Leuna refinery in Germany, which was scheduled for a major turnaround in the second quarter 2021;
●	increased by 31% in the first half 2022 over one year for the same reasons as well as the restart, in 2021, of the distillation unit of the Normandy refinery in France.

Monomer production was down 15% in the second quarter 2022 and 8% in the first half 2022 year-on-year, mainly due to planned turnarounds at the Antwerp in Belgium and Feyzin in France as well as construction affecting sites in the U.S.

2. Results

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	in millions of dollars	1H22	1H21	1H21
35,061	31,008	20,853	+68%	External sales	66,069	40,054	+65%
4,029	2,302	955	x4.2	Operating income	6,331	1,948	x3.3
349	156	123	x2.8	Net income (loss) from equity affiliates and other items	505	211	x2.4
(866)	(525)	(281)	x3.1	Tax on net operating income	(1,391)	(561)	x2.5
3,512	1,933	797	x4.4	Net operating income	5,445	1,598	x3.4
(752)	(813)	(286)	x2.6	Adjustments affecting net operating income	(1,565)	(844)	+85%
2,760	1,120	511	x5.4	Adjusted net operating income*	3,880	754	x5.1
313	197	279	+12%	Organic investments	510	501	+2%
(34)	—	2	-100%	Net acquisitions	(34)	(55)	ns
279	197	281	-1%	Net investments	476	446	+7%

* Detail of adjustment items shown in the business segment information starting on page 34 of this exhibit.

Adjusted net operating income for the Refining-Chemicals segment was:

●	$2,760 million in the second quarter 2022, 5.4 times greater than $511 million in the second quarter 2021, due to higher refined volumes in response to the recovery in demand in Europe and the United States, very high margins on distillates and gasoline in the context of reduced imports of Russian petroleum products, as well as the outperformance of crude oil and petroleum product trading activities,
●	$3,880 million in the first half 2022, 5.1 times greater than $754 million in the second quarter 2021, for the same reasons.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had:

●	a negative impact of $752 million on the segment’s adjusted net operating income in the second quarter 2022, compared to a negative impact of $331 million in the second quarter 2021, and
●	a negative impact of $1,597 million on the segment’s adjusted net operating income in the first half 2022, compared to a negative impact of $937 million in the first half 2021.

The exclusion of special items had:

●	no effect on the segment’s adjusted net operating income, compared to a positive impact of $45 million in the second quarter 2021, and
●	a positive impact of $32 million on the segment’s adjusted net operating income in the first half 2022, compared to a positive impact of $93 million in the first half 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)2 was:

●	$2,963 million in the second quarter 2022, 3.9 times greater than $753 million in the second quarter 2021, and
●	$ 4,396 million in the first half 2022, 3.8 times greater than $1,147 million in the first half 2021.

The segment’s cash flow from operating activities excluding financial charges, except those related to leases was:

●	$3,526 million in the second quarter 2022, an increase of 58% compared to $2,232 million in the second quarter 2021, and
●	$4,633 million in the first half 2022, an increase of 44% compared to $3,228 million in the first half 2021.

B.5.   Marketing & Services segment

1. Refined product sales

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Sales in kb/d*	1H22	1H21	1H21
1,477	1,452	1,473	—	Total Marketing & Services sales	1,464	1,458	—
817	790	791	+3%	Europe	804	783	+3%
660	662	682	-3%	Rest of world	661	674	-2%

*  Excludes trading and bulk refining sales.

Sales of petroleum products were stable in the second quarter 2022 and the first half 2022 compared to the same periods last year, as the recovery in aviation and network activities worldwide offset the decline in sales to commercial and industrial customers, particularly in Europe.

2. Results

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	in millions of dollars	1H22	1H21	1H21
26,907	23,149	19,367	+39%	External sales	50,056	36,880	+36%
929	695	579	x1.6	Operating income	1,624	1,140	+42%
98	(42)	57	x1.7	Net income (loss) from equity affiliates and other items	56	23	x2.4
(296)	(225)	(176)	+68%	Tax on net operating income	(521)	(352)	+48%
731	428	460	+59%	Net operating income	1,159	811	+43%
(265)	(156)	(43)	x6.2	Adjustments affecting net operating income	(421)	(110)	x3.8
466	272	417	+12%	Adjusted net operating income*	738	701	+5%
273	95	189	+44%	Organic investments	368	302	+22%
(57)	(34)	(3)	ns	Net acquisitions	(91)	(49)	ns
216	61	186	+16%	Net investments	277	253	+9%

* Detail of adjustment items shown in the business segment information starting on page 34 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was:

●	$466 million in the second quarter 2022, up 12% year-on-year compared to $417 million, and
●	$738 million in the first half 2022, up 5% year-on-year compared to $701 million, due mainly to the recovery of the network and aviation activities.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had:

●	a negative impact of $275 million on the segment’s adjusted net operating income in the second quarter 2022, compared to a negative impact of $50 million in the second quarter 2021, and
●	a negative impact of $503 million on the segment’s adjusted net operating income in the first half 2022, compared to a negative impact of $148 million in the first half 2021.

The exclusion of special items had:

●	a positive impact of $10 million on the segment’s adjusted net operating income in the second quarter 2022, compared to a positive impact of $7 million in the second quarter 2021, and
●	a positive impact of $82 million on the segment’s adjusted net operating income in the first half 2022, compared to a positive impact of $38 million in the first half 2021.

The segment’s operating cash flow before working capital changes without financial charges (DACF)2 was:

●	$585 million in the second quarter 2022, a decrease of 17% compared to $707 million in the second quarter 2021, and
●	$1,048 million in the first half 2022, a decrease of 12% compared to $1,185 million in the first half 2021, mainly due to the fiscal effect of higher prices on the valuation of petroleum product inventories.

The segment’s cash flow from operating activities excluding financial charges, except those related to leases was:

●	$580 million in the second quarter 2022, an increase of 33% compared to $437 million in the second quarter 2021, and
●	$1,478 million in the first half 2022, an increase of 34% compared to $1,102 million in the first half 2021.

C.TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was:

●	$5,692 million in the second quarter 2022, 2.6 times greater than $2,206 million in the second quarter 2021.
●	$10,636 million in the first half 2022, 1.9 times greater than $5,550 million in the first half 2021.

Adjusted net income (TotalEnergies share) was:

●	$9,796 million in the second quarter 2022, 2.8 times greater than $3,463 million in the second quarter 2021, due to higher oil and gas prices, refining margins and the good performance of trading activities.
●	$18,773 million in the first half 2022, 2.9 times greater than compared to $6,466 million in the first half 2021, for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value3 .

Total adjustments affecting net income4 were -$4,104 million in the second quarter 2022, notably due to the fact that TotalEnergies recorded in its accounts a new $3.5 billion impairment charge related mainly to the potential impact of international sanctions on the value of its Novatek stake.

2. Fully-diluted shares and share buybacks

The number of fully-diluted shares was 2,578 million on June 30, 2022.

As part of its shareholder return policy, as announced in April 2022, TotalEnergies repurchased 36.1 million shares for cancellation in the second quarter of 2022 for $2 billion. Share buybacks amounted to $3 billion in the first half of the year.

3. Acquisitions - Asset sales

Acquisitions were:

●	$2,464 million in the second quarter 2022, including notably $2,232 million in payments to Petrobras related to the award of the Atapu and Sepia Production Sharing Contracts in Brazil as well as the bonus related to the offshore wind concession in North Carolina in the U.S.,
●	$3,864 million in the first half 2022, including the above items as well as the bonus paid to the State of Brazil for the award of the Atapu and Sepia Production Sharing Contracts and the bonus related to the New York Bight offshore wind concession in the United States.

Asset sales were:

●	$388 million in the second quarter 2022, including the partial sale of the Landivisiau power generation plant in France,
●	$866 million in the first half 2022, including the above items as well as a payment related to the sale of interests in the CA1 offshore block in Brunei and the sale by SunPower Corp. (NASDAQ: SPWR) of its Enphase shares.

4. Cash flow

TotalEnergies’ cash flow from operating activities was:

●	$16,284 million in the second quarter 2022, 2.2 times greater than $7,551 million in the second quarter 2021, and
●	$23,901 million in the first half 2022, 1.8 times greater than $13,149 million in the first half 2021.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates was $(3,051) million in the second quarter 2022, compared to $(1,199) million in the second quarter 2021. In the second quarter 2022, the change in working capital was a decrease of $2,498 million in accordance with IFRS. The difference of $553 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $1,151 million, (ii) less the mark-to-market effect of iGRP’s contracts of $337 million, (iii) less the capital gains from renewables project sale of $23 million and (iv) less the organic loan repayments from equity affiliates of $238 million.

3  See “Analysis of business segment results” on page 4 and “Adjustment Items To Net Income (TotalEnergies Share)” on page 18 for further details.

4  Details shown on pages 18 and the notes to the consolidated financial statements for the second quarter 2022.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates was $958 million in the first half 2022, compared to $(1,431) million in the first half 2021. In the first half 2022, the change in working capital was an increase of $2,425 million in accordance with IFRS. The difference of $1,467 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $2,406 million, (ii) less the mark-to-market effect of iGRP’s contracts of $189 million, (iii) less the capital gains from renewables project sale of $25 million and (iv) less the organic loan repayments from equity affiliates of $725 million.

Operating cash flow before working capital changes5 was $13,233 million in the second quarter 2022, 2.1 times  greater than $6,352 million in the second quarter 2021 and $24,859 million in the first half 2022, 2.1 times  greater than $11,718 million in the first half 2021.

Operating cash flow before working capital changes without financial charges (DACF)6 was $13,631 million in the second quarter 2022, two times greater than $6,761 million in the second quarter 2021 and $25,626 million in the first half 2022, two times greater than $12,511 million in the first half 2021.

The cash flow from operating activities of $16,284 million in the second quarter 2022, compared to the operating cash flow before working capital changes of $13,233 million in the same quarter, reflects the positive impact of a $3.3 billion decrease in working capital requirements, mainly due to changes in margin calls, an increase in tax liabilities related to higher prices, and the seasonality of the gas and electricity supply activity.

TotalEnergies’ net cash flow7 was:

●	$8,338 million in the second quarter 2022 compared to $3,154 million a year earlier, reflecting the $6.9 billion increase in operating cash flow before working capital changes and the $1.7 billion increase in net investments to $4,895 million in the second quarter 2022,
●	$17,061 million in the first half 2022 compared to $4,551 million a year earlier, reflecting the $13.1 billion increase in operating cash flow before working capital changes and the $631 million increase in net investments to $7,798 million in the first half 2022.

D. PROFITABILITY

Return on equity was 27.1% for the twelve months ended June 30, 2022.

	07/01/2021-	04/01/2021-	07/01/2020-
in millions of dollars	06/30/2022	3/31/2022	06/30/2021
Adjusted net income	30,716	24,382	8,786
Average adjusted shareholders' equity	113,333	111,794	105,066
Return on equity (ROE)	27.1%	21.8%	8.4%

Return on average capital employed was 23.1% for the twelve months ended June 30, 2022.

	07/01/2021-	04/01/2021-	07/01/2020-
in millions of dollars	06/30/2022	3/31/2022	06/30/2021
Adjusted net operating income	32,177	25,803	10,252
Average capital employed	139,377	143,517	142,172
ROACE	23.1%	18.0%	7.2%

5 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales. For information on the replacement cost method, refer to “B. Analysis of Business Segment Results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 19 of this exhibit.

6   DACF = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.

7   Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

E. 2022 SENSITIVITIES*

Estimated
		Estimated impact	impact on cash
		on adjusted net	flow from
	Change	operating income	operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.7 B$	+/- 3.2 B$
European gas price – NBP	+/- 10 $/Mbtu	+/- 3.0 B$	+/- 3.0 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2022. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed on page 21.

** In a 60 $/b Brent environment.

F. SUMMARY AND OUTLOOK

Oil and gas prices, while volatile, have remained at high levels since the beginning of the third quarter. Due to the limited additional spare capacity of production and refining at the global level, market disruptions linked to the sanctions against Russia and the counter-sanctions implemented by Russia, the supply-demand balance of energy markets are expected to remain fragile and support prices, especially gas.

In the oil markets however, the price of Brent retreated to a level close to $100/bbl in July, due to negative expectations on global growth, and therefore on oil demand, in response to high energy prices and inflation.

Gas prices are expected to remain high, particularly in Europe where gas indices exceeded $50/Mbtu in early July for winter 2022-23 futures contracts, due to fears of a shutdown in pipeline exports from Russia to Europe. Local electricity markets are also impacted by gas prices.

The Company is mobilizing its human and financial resources to contribute to the diversification of Europe's gas supply by maximizing the use of its LNG regasification capacity. Given the evolution of oil and gas prices in recent months and the lag effect on pricing formulas, TotalEnergies anticipates that its average LNG selling price should be more than $15/Mbtu in the third quarter of 2022. However, the Company's LNG operations will be affected by the outage of the Freeport LNG plant in the third quarter.

Despite the approximately 40 kboe/d increase in planned maintenance in the third quarter compared to the second quarter, TotalEnergies expects production to be stable compared to the second quarter due to the contribution of new projects, notably in Brazil with the production ramp-up of Mero 1 and the entry into Sépia and Atapu. The Refining business aims to maintain a high utilization rate.

With nearly $8 billion in investments recorded at the end of June, TotalEnergies anticipates net investments of around $16 billion in 2022, 25% of which will be in Renewables & Electricity.

Given the strong cash flow generation and strong balance sheet, the Board of Directors has decided to prioritize countercyclical opportunities to accelerate the Company's transformation. The shareholder return policy is reinforced through dividend growth of 5% and the continuation of the share buyback program of $2 billion in the third quarter.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TotalEnergies does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2021.

RESULTS FROM RUSSIAN ASSETS

Russian Upstream Assets (M$)	2Q22	1Q22	1H22	2021
Adjusted net operating income	707	1,021	1,727	2,092
Operating cash flow before working capital changes	857	288	1,144	1,613

Capital Employed by TotalEnergies in Russia as at June 30, 2022 was $8,760 million, after taking into account the $3,513 million impairment and the impact of the evolution of the ruble/dollar exchange rate between March 31, 2022 and June 30, 2022, which leads to a $2,066 million revaluation of Capital Employed on the balance sheet as at June 30, 2022.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + iGRP)

			2Q22				1H22
			vs	Combined liquids and gas			vs
2Q22	1Q22	2Q21	2Q21	production by region (kboe/d)	1H22	1H21	1H21
965	1,050	985	-2%	Europe and Central Asia	1,007	1,018	-1%
460	498	533	-14%	Africa	479	542	-12%
680	670	654	+4%	Middle East and North Africa	675	652	+3%
420	386	378	+11%	Americas	403	377	+7%
213	240	197	+8%	Asia-Pacific	227	216	+5%
2,738	2,843	2,747	—	Total production	2,791	2,805	—
690	715	750	-8%	includes equity affiliates	702	740	-5%

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Liquids production by region (kb/d)	1H22	1H21	1H21
315	373	351	-10%	Europe and Central Asia	343	363	-5%
351	371	399	-12%	Africa	362	407	-11%
546	538	502	+9%	Middle East and North Africa	542	500	+8%
231	201	183	+26%	Americas	216	181	+19%
40	45	29	+36%	Asia-Pacific	42	35	+21%
1,483	1,527	1,464	+1%	Total production	1,505	1,486	+1%
201	210	213	-6%	includes equity affiliates	206	207	-1%

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Gas production by region (Mcf/d)	1H22	1H21	1H21
3,492	3,635	3,411	+2%	Europe and Central Asia	3,563	3,523	+1%
545	643	680	-20%	Africa	594	686	-13%
742	727	847	-12%	Middle East and North Africa	734	845	-13%
1,063	1,041	1,095	-3%	Americas	1,052	1,098	-4%
993	1,116	984	+1%	Asia-Pacific	1,054	1,056	—
6,835	7,162	7,017	-3%	Total production	6,997	7,208	-3%
2,633	2,714	2,895	-9%	includes equity affiliates	2,673	2,875	-7%

Downstream (Refining & Chemicals and Marketing & Services)

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Petroleum product sales by region (kb/d)	1H22	1H21	1H21
1,814	1,635	1,521	+19%	Europe	1,724	1,540	+12%
734	761	663	+11%	Africa	747	665	+12%
922	775	799	+15%	Americas	849	785	+8%
705	531	492	+44%	Rest of world	618	493	+25%
4,176	3,701	3,475	+20%	Total consolidated sales	3,939	3,483	+13%
409	409	334	+22%	Includes bulk sales	409	368	+11%
2,290	1,840	1,668	+37%	Includes trading	2,065	1,658	+25%

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	Petrochemicals production* (kt)	1H22	1H21	1H21
1,023	1,260	1,166	-12%	Europe	2,282	2,512	-9%
603	638	725	-17%	Americas	1,240	1,235	—
768	781	744	+3%	Middle-East and Asia	1,549	1,459	+6%

* Olefins, polymers

RENEWABLES

	2Q22					1Q22
		Onshore	Offshore				Onshore	Offshore
Installed power generation gross capacity (GW) (1),(2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.7	0.5	0.0	0.1	1.3	0.7	0.5	0.0	0.1	1.3
Rest of Europe	0.2	1.1	0.0	0.0	1.3	0.2	1.0	0.0	0.0	1.3
Africa	0.1	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.1
Middle East	0.7	0.0	0.0	0.0	0.7	0.3	0.0	0.0	0.0	0.3
North America	1.1	0.0	0.0	0.0	1.1	0.9	0.0	0.0	0.0	0.9
South America	0.4	0.3	0.0	0.0	0.7	0.4	0.3	0.0	0.0	0.7
India	4.9	0.2	0.0	0.0	5.1	4.8	0.2	0.0	0.0	5.0
Asia-Pacific	1.2	0.0	0.1	0.0	1.2	1.0	0.0	0.1	0.0	1.1
Total	9.2	2.1	0.1	0.2	11.6	8.4	2.1	0.1	0.1	10.7

	2Q22					1Q22
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in construction (GW) (1),(2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	0.2	0.2	0.0	0.1	0.4	0.1	0.2	0.0	0.1	0.4
Rest of Europe	0.0	0.0	1.1	0.0	1.1	0.0	0.0	1.1	0.0	1.2
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.4	0.0	0.0	0.0	0.4	0.8	0.0	0.0	0.0	0.8
North America	1.3	0.0	0.0	0.0	1.3	1.5	0.0	0.0	0.0	1.5
South America	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
India	0.9	0.3	0.0	0.0	1.2	1.0	0.3	0.0	0.0	1.3
Asia-Pacific	0.1	0.0	0.6	0.0	0.7	0.3	0.0	0.6	0.0	0.9
Total	2.8	0.5	1.7	0.1	5.2	3.7	0.6	1.7	0.1	6.1

	2Q22					1Q22
		Onshore	Offshore				Onshore	Offshore
Power generation gross capacity from renewables in development (GW) (1),(2)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
France	2.3	0.5	0.0	0.0	2.8	2.8	0.5	0.0	0.0	3.3
Rest of Europe	4.8	0.3	4.4	0.1	9.5	4.7	0.3	4.4	0.0	9.3
Africa	0.6	0.1	0.0	0.1	0.8	0.7	0.1	0.0	0.1	0.9
Middle East	1.8	0.0	0.0	0.0	1.8	1.6	0.0	0.0	0.0	1.6
North America	6.2	0.1	4.0	0.8	11.0	2.0	0.1	3.0	0.7	5.9
South America	0.6	0.0	0.0	0.2	0.8	0.7	0.3	0.0	0.2	1.2
India	3.9	0.1	0.0	0.0	4.0	4.0	0.1	0.0	0.0	4.1
Asia-Pacific	1.7	0.2	1.2	0.1	3.2	1.4	0.0	2.1	0.1	3.6
Total	21.7	1.3	9.6	1.3	33.9	17.9	1.5	9.5	1.2	30.1

1 Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.

2 End-of-period data.

	In operation					In construction					In development
Gross renewables capacity covered by PPA		Onshore	Offshore				Onshore	Offshore				Onshore	Offshore
at 06/30/2022 (GW)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	0.9	1.6	—	X	2.6	X	X	0.8	X	1.2	3.4	0.2	—	X	3.6
Asia	6.0	0.2	X	X	6.4	0.9	0.3	0.6	—	1.8	4.3	X	—	X	4.5
North America	1.0	X	—	X	1.1	1.3	—	—	X	1.3	X	X	—	X	X
Rest of World	1.2	0.3	—	X	1.5	0.4	—	—	X	0.5	1.9	—	—	0.3	2.2
Total	9.2	2.1	X	X	11.5	2.8	0.5	1.4	X	4.8	9.7	0.3	—	0.5	10.5

X    not specified, capacity < 0.2 GW.

	In operation					In construction					In development
PPA average price at 06/30/2022		Onshore	Offshore				Onshore	Offshore				Onshore	Offshore
($/MWh)	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total	Solar	Wind	Wind	Other	Total
Europe	201	115	—	X	145	X	X	72	X	75	44	85	—	X	46
Asia	70	43	X	X	70	55	51	254	—	115	39	X	—	X	39
North America	121	X	—	X	125	28	—	—	X	28	X	X	—	X	X
Rest of World	90	54	—	X	82	18	—	—	X	18	76	—	—	—	76
Total	90	100	X	X	93	38	64	146	X	73	43	81	—	145	45

X    not specified, PPA relating to a capacity < 0.2 GW.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

2Q22	1Q22	2Q21	in millions of dollars	1H22	1H21
(4,546)	(4,993)	(1,588)	Special items affecting net income (TotalEnergies share)	(9,539)	(1,930)
—	—	(1,379)	Gain (loss) on asset sales	—	(1,379)
(8)	(3)	(110)	Restructuring charges	(11)	(271)
(3,719)	(5,061)	(49)	Impairments	(8,780)	(193)
(819)	71	(50)	Other	(748)	(87)
993	1,040	375	After-tax inventory effect: FIFO vs. replacement cost	2,033	1,064
(551)	(80)	(44)	Effect of changes in fair value	(631)	(50)
(4,104)	(4,033)	(1,257)	Total adjustments affecting net income	(8,137)	(916)

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

			2Q22 vs				1H22 vs
2Q22	1Q22	2Q21	2Q21	in millions of dollars	1H22	1H21	1H21
5,692	4,944	2,206	x2.6	Net income - TotalEnergies share	10,636	5,550	+92%
4,104	4,033	1,257	x3.3	Less: adjustment items to net income (TotalEnergies share)	8,137	916	x8.9
9,796	8,977	3,463	x2.8	Adjusted net income - TotalEnergies share	18,773	6,466	x2.9
				Adjusted items			-
89	76	88	+1%	Add: non-controlling interests	165	147	+12%
5,274	4,724	1,485	x3.6	Add: income taxes	9,998	2,931	x3.4
3,038	3,148	3,105	-2%	Add: depreciation, depletion and impairment of tangible assets and mineral interests	6,186	6,285	-2%
98	96	94	+4%	Add: amortization and impairment of intangible assets	194	197	-2%
572	462	501	+14%	Add: financial interest on debt	1,034	967	+7%
(130)	(59)	(69)	ns	Less: financial income and expense from cash & cash equivalents	(189)	(156)	ns
18,737	17,424	8,667	x2.2	Adjusted EBITDA	36,161	16,837	x2.1

INVESTMENTS – DIVESTMENTS

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	in millions of dollars	1H22	1H21	1H21
2,819	1,981	2,802	+1%	Organic investments (a)	4,800	5,181	-7%
98	114	245	-60%	Capitalized exploration	212	488	-57%
277	234	380	-27%	Increase in non-current loans	511	672	-24%
(174)	(435)	(89)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(609)	(185)	ns
(190)	—	(4)	-100%	Change in debt from renewable projects (TotalEnergies share)	(190)	(171)	ns
2,464	1,400	662	x3.7	Acquisitions (b)	3,864	2,870	+35%
388	478	266	+46%	Asset sales (c)	866	884	-2%
176	(2)	5	x35.2	Change in debt from renewable projects (partner share)	174	105	+66%
2,076	922	396	x5.2	Net acquisitions	2,998	1,986	+51%
4,895	2,903	3,198	+53%	Net investments (a + b - c)	7,798	7,167	+9%
—	—	—	ns	Other transactions with non-controlling interests (d)	—	—	ns
(238)	(487)	(78)	ns	Organic loan repayment from equity affiliates (e)	(725)	(108)	ns
366	(2)	9	x40.7	Change in debt from renewable projects financing* (f)	364	276	+32%
37	36	25	+48%	Capex linked to capitalized leasing contracts (g)	73	47	+55%
4	—	—	ns	Expenditures related to carbon credits ( h )	4	—	ns
4,982	2,378	3,104	+61%	Cash flow used in investing activities (a + b - c + d + e + f - g - h)	7,360	7,288	+1%

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW

			2Q22				1H22
			vs				vs
2Q22	1Q22	2Q21	2Q21	in millions of dollars	1H22	1H21	1H21
13,631	11,995	6,761	x2	Operating cash flow before working capital changes w/o financial charges (DACF)	25,626	12,511	x2
(399)	(369)	(409)	ns	Financial charges	(767)	(793)	ns
13,233	11,626	6,352	x2.1	Operating cash flow before working capital changes (a)*	24,859	11,718	x2.1
2,161	(4,775)	814	x2.7	(Increase) decrease in working capital**	(2,614)	259	ns
1,151	1,255	463	x2.5	Inventory effect	2,406	1,346	+79%
(23)	(2)	(0)	ns	Capital gain from renewable projects sale	(25)	(66)	ns
(238)	(487)	(78)	ns	Organic loan repayment from equity affiliates	(725)	(108)	ns
16,284	7,617	7,551	x2.2	Cash flow from operations	23,901	13,149	+82%

2,819	1,981	2,802	+1%	Organic investments (b)	4,800	5,181	-7%
10,414	9,645	3,550	x2.9	Free cash flow after organic investments, w/o net asset sales (a - b)	20,059	6,537	x3.1

4,895	2,903	3,198	+53%	Net investments (c)	7,798	7,167	+9%
8,338	8,723	3,154	x2.6	Net cash flow (a - c)	17,061	4,551	x3.7

* Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale. Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

** Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

GEARING RATIO

In millions of dollars	06/30/2022	03/31/2022	06/30/2021
Current borrowings[1]	14,589	16,759	15,795
Other current financial liabilities	401	502	322
Current financial assets[1,2]	(7,697)	(7,231)	(4,326)
Net financial assets classified as held for sale	(14)	(38)	—
Non-current financial debt[1]	39,233	38,924	44,687
Non-current financial assets[1]	(692)	(587)	(2,726)
Cash and cash equivalents	(32,848)	(31,276)	(28,643)
Net debt (a)	12,972	17,053	25,109
Shareholders’ equity – TotalEnergies share	116,688	116,480	108,096
Non-controlling interests	3,309	3,375	2,480
Shareholders’ equity (b)	119,997	119,855	110,576
Net-debt-to-capital ratio = a / (a+b)	9.8%	12.5%	18.5%
Leases (c)	7,963	8,028	7,702
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	14.9%	17.3%	22.9%

1 Excludes leases receivables and leases debts.

2 Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED

Twelve months ended June 30, 2022

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	9,973	15,985	5,035	1,655
Capital employed at 6/30/2021*	49,831	76,013	9,285	8,439
Capital employed at 6/30/2022*	54,174	70,248	7,958	7,475
ROACE	19.2%	21.9%	58.4%	20.8%

Twelve months ended March 31, 2022

	Integrated
	Gas,
	Renewables &	Exploration &	Refining &	Marketing
in millions of dollars	Power	Production	Chemicals	& Services
Adjusted net operating income	8,309	13,479	2,786	1,606
Capital employed at 3/31/2021*	48,423	78,170	10,403	8,198
Capital employed at 3/31/2022*	54,740	71,518	8,847	7,751
ROACE	16.1%	18.0%	28.9%	20.1%

Twelve months ended June 30, 2021

	Integrated Gas,
	Renewables &	Exploration &	Refining &	Marketing &
in millions of dollars	Power	Production	Chemicals	Services
Adjusted net operating income	2,415	6,057	836	1,494
Capital employed at 6/30/2020*	43,527	79,096	12,843	8,366
Capital employed at 6/30/2021*	49,831	76,013	9,285	8,439
ROACE	5.2%	7.8%	7.6%	17.8%

* At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

		2Q22	1Q22	4Q21	3Q21	2Q21
€/$		1.06	1.12	1.14	1.18	1.21
Brent	($/b)	113.9	102.2	79.8	73.5	69.0
Average liquids price*	($/b)	102.9	90.1	72.6	67.1	62.9
Average gas price* (1)	($/Mbtu)	11.01	12.27	11.38	6.33	4.43
Average LNG price** (1)	($/Mbtu)	13.96	13.60	13.12	9.10	6.59
Variable Cost Margin, European refining***	($/t)	145.7	46.3	16.7	8.8	10.2

* Sales in $ / sales in volume for consolidated affiliates.

** Sales in $ / sales in volume for consolidated and equity affiliates.

*** This indicator represents the average margin on variable costs realized by TotalEnergies’ European refining business (equal to the difference between the sales of refined products realized by TotalEnergies’ European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

(1) Does not take into account gas and LNG trading activities, respectively.

Disclaimer: Data is based on TotalEnergies’ reporting and is not auditeded.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)(a)	2022	2022	2021

Sales	74,774	68,606	47,049
Excise taxes	(4,329)	(4,656)	(5,416)
Revenues from sales	70,445	63,950	41,633

Purchases, net of inventory variation	(45,443)	(39,648)	(26,719)
Other operating expenses	(8,041)	(7,623)	(6,717)
Exploration costs	(117)	(861)	(123)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,102)	(3,679)	(3,121)
Other income	429	143	223
Other expense	(1,305)	(2,290)	(298)

Financial interest on debt	(572)	(462)	(501)
Financial income and expense from cash & cash equivalents	245	214	77
Cost of net debt	(327)	(248)	(424)

Other financial income	231	203	265
Other financial expense	(136)	(135)	(131)

Net income (loss) from equity affiliates	(1,546)	43	(680)

Income taxes	(5,284)	(4,804)	(1,609)
Consolidated net income	5,804	5,051	2,299
TotalEnergies share	5,692	4,944	2,206
Non-controlling interests	112	107	93
Earnings per share ($)	2.18	1.87	0.80
Fully-diluted earnings per share ($)	2.16	1.85	0.80

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2022	2022	2021

Consolidated net income	5,804	5,051	2,299

Other comprehensive income

Actuarial gains and losses	204	-	449
Change in fair value of investments in equity instruments	(20)	3	56
Tax effect	(53)	11	(142)
Currency translation adjustment generated by the parent company	(5,387)	(1,750)	1,239
Items not potentially reclassifiable to profit and loss	(5,256)	(1,736)	1,602
Currency translation adjustment	2,523	1,012	(746)
Cash flow hedge	3,222	(263)	(424)
Variation of foreign currency basis spread	21	49	(4)
share of other comprehensive income of equity affiliates, net amount	2,548	(84)	(18)
Other	(1)	-	(1)
Tax effect	(1,112)	53	100
Items potentially reclassifiable to profit and loss	7,201	767	(1,093)
Total other comprehensive income (net amount)	1,945	(969)	509

Comprehensive income	7,749	4,082	2,808
TotalEnergies share	7,705	3,953	2,670
Non-controlling interests	44	129	138

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)(a)	2022	2021

Sales	143,380	90,786
Excise taxes	(8,985)	(10,520)
Revenues from sales	134,395	80,266

Purchases, net of inventory variation	(85,091)	(50,117)
Other operating expenses	(15,664)	(13,597)
Exploration costs	(978)	(290)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,781)	(6,446)
Other income	572	581
Other expense	(3,595)	(957)

Financial interest on debt	(1,034)	(967)
Financial income and expense from cash & cash equivalents	459	172
Cost of net debt	(575)	(795)

Other financial income	434	374
Other financial expense	(271)	(261)

Net income (loss) from equity affiliates	(1,503)	201

Income taxes	(10,088)	(3,248)
Consolidated net income	10,855	5,711
TotalEnergies share	10,636	5,550
Non-controlling interests	219	161
Earnings per share ($)	4.04	2.04
Fully-diluted earnings per share ($)	4.02	2.03

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2022	2021

Consolidated net income	10,855	5,711

Other comprehensive income

Actuarial gains and losses	204	449
Change in fair value of investments in equity instruments	(17)	68
Tax effect	(42)	(154)
Currency translation adjustment generated by the parent company	(7,137)	(2,934)
Items not potentially reclassifiable to profit and loss	(6,992)	(2,571)
Currency translation adjustment	3,535	1,777
Cash flow hedge	2,959	80
Variation of foreign currency basis spread	70	(4)
share of other comprehensive income of equity affiliates, net amount	2,464	451
Other	(1)	-
Tax effect	(1,059)	(57)
Items potentially reclassifiable to profit and loss	7,968	2,247
Total other comprehensive income (net amount)	976	(324)

Comprehensive income	11,831	5,387
TotalEnergies share	11,658	5,212
Non-controlling interests	173	175

CONSOLIDATED BALANCE SHEET

TotalEnergies

	June 30,	March 31,	December 31,	June 30,
	2022	2022	2021	2021

(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	37,020	32,504	32,484	33,359
Property, plant and equipment, net	101,454	104,450	106,559	106,791
Equity affiliates : investments and loans	28,210	29,334	31,053	29,712
Other investments	1,383	1,490	1,625	2,247
Non-current financial assets	1,612	1,490	2,404	3,778
Deferred income taxes	4,737	5,299	5,400	6,578
Other non-current assets	3,075	3,033	2,797	2,800
Total non-current assets	177,491	177,600	182,322	185,265

Current assets
Inventories, net	28,542	24,456	19,952	19,162
Accounts receivable, net	30,796	32,000	21,983	17,192
Other current assets	55,553	50,976	35,144	17,585
Current financial assets	7,863	7,415	12,315	4,404
Cash and cash equivalents	32,848	31,276	21,342	28,643
Assets classified as held for sale	313	856	400	456
Total current assets	155,915	146,979	111,136	87,442
Total assets	333,406	324,579	293,458	272,707

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders’ equity
Common shares	8,163	8,137	8,224	8,224
Paid-in surplus and retained earnings	125,554	123,008	117,849	110,967
Currency translation adjustment	(14,019)	(13,643)	(12,671)	(11,087)
Treasury shares	(3,010)	(1,022)	(1,666)	(8)
Total shareholders' equity - TotalEnergies share	116,688	116,480	111,736	108,096
Non-controlling interests	3,309	3,375	3,263	2,480
Total shareholders' equity	119,997	119,855	114,999	110,576

Non-current liabilities
Deferred income taxes	12,169	11,281	10,904	10,596
Employee benefits	2,341	2,610	2,672	3,305
Provisions and other non-current liabilities	23,373	21,649	20,269	20,716
Non-current financial debt	46,868	46,546	49,512	52,331
Total non-current liabilities	84,751	82,086	83,357	86,948

Current liabilities
Accounts payable	49,700	46,869	36,837	29,752
Other creditors and accrued liabilities	62,498	56,972	42,800	27,836
Current borrowings	16,003	18,252	15,035	16,983
Other current financial liabilities	401	502	372	322
Liabilities directly associated with the assets classified as held for sale	56	43	58	290
Total current liabilities	128,658	122,638	95,102	75,183
Total liabilities & shareholders' equity	333,406	324,579	293,458	272,707

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	2nd quarter	1st quarter	2nd quarter
(M$)	2022	2022	2021

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	5,804	5,051	2,299
Depreciation, depletion, amortization and impairment	3,321	4,578	3,287
Non-current liabilities, valuation allowances and deferred taxes	1,427	2,538	210
(Gains) losses on disposals of assets	(165)	(13)	(85)
Undistributed affiliates’ equity earnings	2,999	262	1,255
(Increase) decrease in working capital	2,498	(4,923)	669
Other changes, net	400	124	(84)
Cash flow from operating activities	16,284	7,617	7,551

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,150)	(3,457)	(2,675)
Acquisitions of subsidiaries, net of cash acquired	(82)	-	(170)
Investments in equity affiliates and other securities	(136)	(89)	(307)
Increase in non-current loans	(278)	(241)	(380)
Total expenditures	(5,646)	(3,787)	(3,532)
Proceeds from disposals of intangible assets and property, plant and equipment	153	177	45
Proceeds from disposals of subsidiaries, net of cash sold	63	88	-
Proceeds from disposals of non-current investments	35	215	216
Repayment of non-current loans	413	929	167
Total divestments	664	1,409	428
Cash flow used in investing activities	(4,982)	(2,378)	(3,104)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	371	-	381
- Treasury shares	(1,988)	(1,176)	-
Dividends paid:
- Parent company shareholders	(1,825)	(1,928)	(2,094)
- Non-controlling interests	(97)	(22)	(53)
Net issuance (repayment) of perpetual subordinated notes	(1,958)	1,958	-
Payments on perpetual subordinated notes	(138)	(136)	(147)
Other transactions with non-controlling interests	(10)	5	-
Net issuance (repayment) of non-current debt	508	34	51
Increase (decrease) in current borrowings	(2,703)	657	(4,369)
Increase (decrease) in current financial assets and liabilities	(731)	5,594	(67)
Cash flow from (used in) financing activities	(8,571)	4,986	(6,298)
Net increase (decrease) in cash and cash equivalents	2,731	10,225	(1,851)
Effect of exchange rates	(1,159)	(291)	209
Cash and cash equivalents at the beginning of the period	31,276	21,342	30,285
Cash and cash equivalents at the end of the period	32,848	31,276	28,643

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	1st half	1st half
(M$)	2022	2021

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	10,855	5,711
Depreciation, depletion, amortization and impairment	7,899	6,760
Non-current liabilities, valuation allowances and deferred taxes	3,965	331
(Gains) losses on disposals of assets	(178)	(370)
Undistributed affiliates’ equity earnings	3,261	682
(Increase) decrease in working capital	(2,425)	(150)
Other changes, net	524	185
Cash flow from operating activities	23,901	13,149

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(8,607)	(5,085)
Acquisitions of subsidiaries, net of cash acquired	(82)	(170)
Investments in equity affiliates and other securities	(225)	(2,433)
Increase in non-current loans	(519)	(680)
Total expenditures	(9,433)	(8,368)
Proceeds from disposals of intangible assets and property, plant and equipment	330	271
Proceeds from disposals of subsidiaries, net of cash sold	151	229
Proceeds from disposals of non-current investments	250	279
Repayment of non-current loans	1,342	301
Total divestments	2,073	1,080
Cash flow used in investing activities	(7,360)	(7,288)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	371	381
- Treasury shares	(3,164)	(165)
Dividends paid:
- Parent company shareholders	(3,753)	(4,184)
- Non-controlling interests	(119)	(63)
Net issuance (repayment) of perpetual subordinated notes	-	3,248
Payments on perpetual subordinated notes	(274)	(234)
Other transactions with non-controlling interests	(5)	(55)
Net issuance (repayment) of non-current debt	542	(839)
Increase (decrease) in current borrowings	(2,046)	(6,031)
Increase (decrease) in current financial assets and liabilities	4,863	(215)
Cash flow from (used in) financing activities	(3,585)	(8,157)
Net increase (decrease) in cash and cash equivalents	12,956	(2,296)
Effect of exchange rates	(1,450)	(329)
Cash and cash equivalents at the beginning of the period	21,342	31,268
Cash and cash equivalents at the end of the period	32,848	28,643

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TotalEnergies

(unaudited)

			Paid-in				Shareholders’
			surplus and	Currency			equity -	Non-	Total
	Common shares issued		retained	translation	Treasury shares		TotalEnergies	controlling	shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity
As of January 1, 2021	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income of the first half 2021	-	-	5,550	-	-	-	5,550	161	5,711
Other comprehensive income	-	-	485	(823)	-	-	(338)	14	(324)
Comprehensive Income	-	-	6,035	(823)	-	-	5,212	175	5,387
Dividend	-	-	(4,189)	-	-	-	(4,189)	(63)	(4,252)
Issuance of common shares	10,589,713	31	350	-	-	-	381	-	381
Purchase of treasury shares	-	-	-	-	(3,636,351)	(165)	(165)	-	(165)
Sale of treasury shares(a)	-	-	(216)	-	4,570,220	216	-	-	-
Share-based payments	-	-	61	-	-	-	61	-	61
Share cancellation	(23,284,409)	(74)	(1,254)	-	23,284,409	1,328	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	3,254	-	-	-	3,254	-	3,254
Payments on perpetual subordinated notes	-	-	(184)	-	-	-	(184)	-	(184)
Other operations with non-controlling interests	-	-	26	(6)	-	-	20	(20)	-
Other items	-	-	6	(2)	-	-	4	5	9
As of June 30, 2021	2,640,429,329	8,224	110,967	(11,087)	(174,425)	(8)	108,096	2,480	110,576
Net income of the second half 2021	-	-	10,482	-	-	-	10,482	173	10,655
Other comprehensive income	-	-	506	(1,584)	-	-	(1,078)	(44)	(1,122)
Comprehensive Income	-	-	10,988	(1,584)	-	-	9,404	129	9,533
Dividend	-	-	(4,011)	-	-	-	(4,011)	(61)	(4,072)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(33,669,654)	(1,658)	(1,658)	-	(1,658)
Sale of treasury shares(a)	-	-	-	-	2,975	-	-	-	-
Share-based payments	-	-	82	-	-	-	82	-	82
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(184)	-	-	-	(184)	-	(184)
Other operations with non-controlling interests	-	-	4	-	-	-	4	709	713
Other items	-	-	3	-	-	-	3	6	9
As of December 31, 2021	2,640,429,329	8,224	117,849	(12,671)	(33,841,104)	(1,666)	111,736	3,263	114,999
Net income of the first half 2022	-	-	10,636	-	-	-	10,636	219	10,855
Other comprehensive income	-	-	2,370	(1,348)	-	-	1,022	(46)	976
Comprehensive Income	-	-	13,006	(1,348)	-	-	11,658	173	11,831
Dividend	-	-	(3,803)	-	-	-	(3,803)	(119)	(3,922)
Issuance of common shares	9,367,482	26	345	-	-	-	371	-	371
Purchase of treasury shares	-	-	-	-	(58,458,536)	(3,164)	(3,164)	-	(3,164)
Sale of treasury shares(a)	-	-	(315)	-	6,168,197	315	-	-	-
Share-based payments	-	-	157	-	-	-	157	-	157
Share cancellation	(30,665,526)	(87)	(1,418)	-	30,665,526	1,505	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(44)	-	-	-	(44)	-	(44)
Payments on perpetual subordinated notes	-	-	(183)	-	-	-	(183)	-	(183)
Other operations with non-controlling interests	-	-	4	-	-	-	4	(9)	(5)
Other items	-	-	(44)	-	-	-	(44)	1	(43)
As of June 30, 2022	2,619,131,285	8,163	125,554	(14,019)	(55,465,917)	(3,010)	116,688	3,309	119,997

(a)Treasury shares related to the performance share grants.

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS 2022

(unaudited)

1) Basis of preparation of the consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of June 30, 2022, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at June 30, 2022, are consistent with those used for the financial statements at December 31, 2021. Since January 1, 2020, the Company has early adopted the amendments to IFRS 7 and IFRS 9 relating to the interest rate benchmark reform phase II. In particular, these amendments allow to maintain the hedge accounting qualification of interest rate derivatives.

The preparation of financial statements in accordance with IFRS for the closing as of June 30, 2022 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2021.

The interim consolidated financial statements are impacted by the Russian-Ukrainian conflict described in paragraph 7 Other risks and commitments. The Company has taken this environment into account in its estimates and recorded in its accounts as of March 31, 2022, an impairment of $(4,095) million, concerning notably Arctic LNG 2. As of June 30, 2022, TotalEnergies recorded in its accounts a new $(3,513) million impairment charge related mainly to the potential impact of international sanctions on the value of its Novatek stake.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

●	Integrated Gas, Renewables & Power
●	On February 28, 2022, TotalEnergies has successfully been named a winner of maritime lease area OCS-A 0538 by the BOEM (Bureau of Ocean Energy Management) in the New York Bight auction in United States.

This bid for the development of an offshore wind farm off the U.S. East Coast was won for a consideration of $795 million (100)% by both TotalEnergies and EnBW.

Located up to 47 nautical miles (87 kilometers) from the coast, the lease covers a 132 square miles (341 square kilometer) area that could accommodate a generation capacity of at least 3 GW, enough to provide power to about one million homes. The project is expected to come online by 2028.

●	Exploration & Production
●	In January 2022, TotalEnergies has decided to initiate the contractual process of withdrawing from the Yadana field and from MGTC in Myanmar, both as operator and as shareholder, without any financial compensation for TotalEnergies.

As a result, TotalEnergies registered an impairment of assets of $(201) million in operational result and of $(305) million in TotalEnergies’ share net result in the financial statements as of December 31, 2021.

This withdrawal became effective on 20 July 2022.

●	In February 2022, TotalEnergies announced its decision not to sanction and so to withdraw from the North Platte deepwater project in the US Gulf of Mexico.

The decision not to continue with the project was taken as TotalEnergies has better opportunities of allocation of its capital within its global portfolio.

An impairment of the project’s assets has been recorded in the consolidated financial statements of the first quarter of 2022, for an amount of $(957) million in net income, TotalEnergies’ share.

●	In April 2022, TotalEnergies finalized the acquisition of the Atapu and Sepia pre-salt oil fields offered by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP) in the Transfer of Rights (ToR) Surplus bidding round, that took place in December 2021.

The details of the acquisition are presented in Note 2.2 to the consolidated financial statements.

2.2) Major business combinations

●	Exploration & Production
●	Transfer of rights in the Atapu and Sepia fields in Brazil

On 26 April 2022, Petrobras transferred to TotalEnergies 22.5% of the rights of the pre-salt Atapu oil field. Production started in 2020 and has reached a plateau of 160,000 barrels per day with a first Floating, Production, Storage and Offloading unit (FPSO). A second FPSO is planned to be sanctioned, which would increase the overall oil production of the field to around 350,000 b/d.

On 27 April 2022, Petrobras also transferred to TotalEnergies 28% of the rights of the pre-salt Sepia oil field.  Production started in 2021 and is targeting a plateau of 180,000 barrels per day with a first Floating, Production, Storage and Offloading unit (FPSO). A second FPSO is planned to be sanctioned, which would increase the overall oil production of the field to around 350,000 b/d.

In accordance with IFRS 3, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. This assessment will be finalised within 12 months following the acquisition date.

2.3) Divestment projects

As of June 30, 2022, there is no material divestment project recorded in “assets held for sale”.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of the Company, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Company’s activities is structured around the four followings segments:

-	An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;
-	An Exploration & Production segment; Starting September 2021, it notably includes the carbon neutrality activity that was previously reported in the Integrated Gas, Renewables & Power segment;
-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TotalEnergies’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in the Company’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

3.1) Information by business segment

1sthalf 2022	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	22,575	4,672	66,069	50,056	8	-	143,380
Intersegment sales	3,360	27,623	22,062	983	133	(54,161)	-
Excise taxes	-	-	(378)	(8,607)	-	-	(8,985)
Revenues from sales	25,935	32,295	87,753	42,432	141	(54,161)	134,395
Operating expenses	(22,629)	(11,468)	(80,653)	(40,294)	(850)	54,161	(101,733)
Depreciation, depletion and impairment of tangible assets and mineral interests	(648)	(4,773)	(769)	(514)	(77)	-	(6,781)
Operating income	2,658	16,054	6,331	1,624	(786)	-	25,881
Net income (loss) from equity affiliates and other items	(1,677)	(3,426)	505	56	179	-	(4,363)
Tax on net operating income	(554)	(7,739)	(1,391)	(521)	97	-	(10,108)
Net operating income	427	4,889	5,445	1,159	(510)	-	11,410
Net cost of net debt							(555)
Non-controlling interests							(219)
Net income - TotalEnergies share							10,636

1sthalf 2022 (adjustments)(a)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	(3)	-	-	-	-	-	(3)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	(3)	-	-	-	-	-	(3)
Operating expenses	(723)	(873)	1,722	641	(433)	-	334
Depreciation, depletion and impairment of tangible assets and mineral interests	(14)	(539)	-	(33)	(9)	-	(595)
Operating income (b)	(740)	(1,412)	1,722	608	(442)	-	(264)
Net income (loss) from equity affiliates and other items	(4,497)	(3,770)	169	(7)	106	-	(7,999)
Tax on net operating income	58	337	(326)	(180)	98	-	(13)
Net operating income (b)	(5,179)	(4,845)	1,565	421	(238)	-	(8,276)
Net cost of net debt							193
Non-controlling interests							(54)
Net income - TotalEnergies share							(8,137)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	1,722	684	-
- On net operating income	-	-	1,597	503	-

1sthalf 2022 (adjusted)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	22,578	4,672	66,069	50,056	8	-	143,383
Intersegment sales	3,360	27,623	22,062	983	133	(54,161)	-
Excise taxes	-	-	(378)	(8,607)	-	-	(8,985)
Revenues from sales	25,938	32,295	87,753	42,432	141	(54,161)	134,398
Operating expenses	(21,906)	(10,595)	(82,375)	(40,935)	(417)	54,161	(102,067)
Depreciation, depletion and impairment of tangible assets and mineral interests	(634)	(4,234)	(769)	(481)	(68)	-	(6,186)
Adjusted operating income	3,398	17,466	4,609	1,016	(344)	-	26,145
Net income (loss) from equity affiliates and other items	2,820	344	336	63	73	-	3,636
Tax on net operating income	(612)	(8,076)	(1,065)	(341)	(1)	-	(10,095)
Adjusted net operating income	5,606	9,734	3,880	738	(272)	-	19,686
Net cost of net debt							(748)
Non-controlling interests							(165)
Adjusted net income - TotalEnergies share							18,773

1sthalf 2022	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	2,311	6,099	561	428	34		9,433
Total divestments	1,481	346	83	151	12		2,073
Cash flow from operating activities	4,285	14,536	4,633	1,478	(1,031)		23,901

1sthalf 2021	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	10,588	3,257	40,054	36,880	7	-	90,786
Intersegment sales	1,555	14,433	11,890	186	68	(28,132)	-
Excise taxes	-	-	(630)	(9,890)	-	-	(10,520)
Revenues from sales	12,143	17,690	51,314	27,176	75	(28,132)	80,266
Operating expenses	(10,321)	(7,352)	(48,579)	(25,510)	(374)	28,132	(64,004)
Depreciation, depletion and impairment of tangible assets and mineral interests	(762)	(4,317)	(787)	(526)	(54)	-	(6,446)
Operating income	1,060	6,021	1,948	1,140	(353)	-	9,816
Net income (loss) from equity affiliates and other items	682	(973)	211	23	(5)	-	(62)
Tax on net operating income	(157)	(2,375)	(561)	(352)	54	-	(3,391)
Net operating income	1,585	2,673	1,598	811	(304)	-	6,363
Net cost of net debt							(652)
Non-controlling interests							(161)
Net income - TotalEnergies share							5,550

1sthalf 2021 (adjustments)(a)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	(44)	-	-	-	-	-	(44)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	(44)	-	-	-	-	-	(44)
Operating expenses	(62)	(23)	1,131	213	-	-	1,259
Depreciation, depletion and impairment of tangible assets and mineral interests	(148)	-	(13)	-	-	-	(161)
Operating income (b)	(254)	(23)	1,118	213	-	-	1,054
Net income (loss) from equity affiliates and other items	(96)	(1,482)	28	(43)	(62)	-	(1,655)
Tax on net operating income	59	(10)	(302)	(60)	2	-	(311)
Net operating income (b)	(291)	(1,515)	844	110	(60)	-	(912)
Net cost of net debt							10
Non-controlling interests							(14)
Net income - TotalEnergies share							(916)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	1,140	206	-
- On net operating income	-	-	937	148	-

1sthalf 2021 (adjusted)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	10,632	3,257	40,054	36,880	7	-	90,830
Intersegment sales	1,555	14,433	11,890	186	68	(28,132)	-
Excise taxes	-	-	(630)	(9,890)	-	-	(10,520)
Revenues from sales	12,187	17,690	51,314	27,176	75	(28,132)	80,310
Operating expenses	(10,259)	(7,329)	(49,710)	(25,723)	(374)	28,132	(65,263)
Depreciation, depletion and impairment of tangible assets and mineral interests	(614)	(4,317)	(774)	(526)	(54)	-	(6,285)
Adjusted operating income	1,314	6,044	830	927	(353)	-	8,762
Net income (loss) from equity affiliates and other items	778	509	183	66	57	-	1,593
Tax on net operating income	(216)	(2,365)	(259)	(292)	52	-	(3,080)
Adjusted net operating income	1,876	4,188	754	701	(244)	-	7,275
Net cost of net debt							(662)
Non-controlling interests							(147)
Adjusted net income - TotalEnergies share							6,466

1sthalf 2021	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	4,187	3,195	578	360	48		8,368
Total divestments	452	374	129	107	18		1,080
Cash flow from operating activities	1,347	8,571	3,228	1,102	(1,099)		13,149

2nd quarter 2022	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	10,281	2,521	35,061	26,907	4	-	74,774
Intersegment sales	1,889	13,805	12,785	716	70	(29,265)	-
Excise taxes	-	-	(186)	(4,143)	-	-	(4,329)
Revenues from sales	12,170	16,326	47,660	23,480	74	(29,265)	70,445
Operating expenses	(10,997)	(5,760)	(43,242)	(22,310)	(557)	29,265	(53,601)
Depreciation, depletion and impairment of tangible assets and mineral interests	(327)	(2,112)	(389)	(241)	(33)	-	(3,102)
Operating income	846	8,454	4,029	929	(516)	-	13,742
Net income (loss) from equity affiliates and other items	823	(3,668)	349	98	71	-	(2,327)
Tax on net operating income	(260)	(3,876)	(866)	(296)	(8)	-	(5,306)
Net operating income	1,409	910	3,512	731	(453)	-	6,109
Net cost of net debt							(305)
Non-controlling interests							(112)
Net income - TotalEnergies share							5,692

2nd quarter 2022 (adjustments)(a)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	(15)	-	-	-	-	-	(15)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	(15)	-	-	-	-	-	(15)
Operating expenses	(606)	(82)	775	373	(301)	-	159
Depreciation, depletion and impairment of tangible assets and mineral interests	(14)	(46)	-	(4)	-	-	(64)
Operating income (b)	(635)	(128)	775	369	(301)	-	80
Net income (loss) from equity affiliates and other items	(558)	(3,756)	52	(4)	-	-	(4,266)
Tax on net operating income	47	75	(75)	(100)	78	-	25
Net operating income (b)	(1,146)	(3,809)	752	265	(223)	-	(4,161)
Net cost of net debt							80
Non-controlling interests							(23)
Net income - TotalEnergies share							(4,104)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	775	376	-
- On net operating income	-	-	752	275	-

2nd quarter 2022 (adjusted)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	10,296	2,521	35,061	26,907	4	-	74,789
Intersegment sales	1,889	13,805	12,785	716	70	(29,265)	-
Excise taxes	-	-	(186)	(4,143)	-	-	(4,329)
Revenues from sales	12,185	16,326	47,660	23,480	74	(29,265)	70,460
Operating expenses	(10,391)	(5,678)	(44,017)	(22,683)	(256)	29,265	(53,760)
Depreciation, depletion and impairment of tangible assets and mineral interests	(313)	(2,066)	(389)	(237)	(33)	-	(3,038)
Adjusted operating income	1,481	8,582	3,254	560	(215)	-	13,662
Net income (loss) from equity affiliates and other items	1,381	88	297	102	71	-	1,939
Tax on net operating income	(307)	(3,951)	(791)	(196)	(86)	-	(5,331)
Adjusted net operating income	2,555	4,719	2,760	466	(230)	-	10,270
Net cost of net debt							(385)
Non-controlling interests							(89)
Adjusted net income - TotalEnergies share							9,796

2nd quarter 2022	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	872	4,128	333	288	25		5,646
Total divestments	466	63	56	72	7		664
Cash flow from operating activities	3,970	8,768	3,526	580	(560)		16,284

2nd quarter 2021	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	5,086	1,743	20,853	19,367	-	-	47,049
Intersegment sales	744	7,855	6,369	108	39	(15,115)	-
Excise taxes	-	-	(225)	(5,191)	-	-	(5,416)
Revenues from sales	5,830	9,598	26,997	14,284	39	(15,115)	41,633
Operating expenses	(5,103)	(4,284)	(25,646)	(13,434)	(207)	15,115	(33,559)
Depreciation, depletion and impairment of tangible assets and mineral interests	(291)	(2,134)	(396)	(271)	(29)	-	(3,121)
Operating income	436	3,180	955	579	(197)	-	4,953
Net income (loss) from equity affiliates and other items	419	(1,243)	123	57	23	-	(621)
Tax on net operating income	(56)	(1,195)	(281)	(176)	16	-	(1,692)
Net operating income	799	742	797	460	(158)	-	2,640
Net cost of net debt							(341)
Non-controlling interests							(93)
Net income - TotalEnergies share							2,206

2nd quarter 2021 (adjustments)(a)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	(9)	-	-	-	-	-	(9)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	(9)	-	-	-	-	-	(9)
Operating expenses	(54)	(23)	386	71	-	-	380
Depreciation, depletion and impairment of tangible assets and mineral interests	(3)	-	(13)	-	-	-	(16)
Operating income (b)	(66)	(23)	373	71	-	-	355
Net income (loss) from equity affiliates and other items	(47)	(1,436)	22	(8)	(22)	-	(1,491)
Tax on net operating income	21	(12)	(109)	(20)	-	-	(120)
Net operating income (b)	(92)	(1,471)	286	43	(22)	-	(1,256)
Net cost of net debt							4
Non-controlling interests							(5)
Net income - TotalEnergies share							(1,257)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	394	69	-
- On net operating income	-	-	331	50	-

2nd quarter 2021 (adjusted)	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
External sales	5,095	1,743	20,853	19,367	-	-	47,058
Intersegment sales	744	7,855	6,369	108	39	(15,115)	-
Excise taxes	-	-	(225)	(5,191)	-	-	(5,416)
Revenues from sales	5,839	9,598	26,997	14,284	39	(15,115)	41,642
Operating expenses	(5,049)	(4,261)	(26,032)	(13,505)	(207)	15,115	(33,939)
Depreciation, depletion and impairment of tangible assets and mineral interests	(288)	(2,134)	(383)	(271)	(29)	-	(3,105)
Adjusted operating income	502	3,203	582	508	(197)	-	4,598
Net income (loss) from equity affiliates and other items	466	193	101	65	45	-	870
Tax on net operating income	(77)	(1,183)	(172)	(156)	16	-	(1,572)
Adjusted net operating income	891	2,213	511	417	(136)	-	3,896
Net cost of net debt							(345)
Non-controlling interests							(88)
Adjusted net income - TotalEnergies share							3,463

2nd quarter 2021	Integrated Gas,	Exploration	Refining	Marketing
	Renewables	&	&	&
(M$)	& Power	Production	Chemicals	Services	Corporate	Intercompany	Total
Total expenditures	1,167	1,830	291	222	22		3,532
Total divestments	310	63	13	36	6		428
Cash flow from operating activities	567	4,835	2,232	437	(520)		7,551

3.2) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1sthalf 2022			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	143,383	(3)	143,380
Excise taxes	(8,985)	-	(8,985)
Revenues from sales	134,398	(3)	134,395

Purchases net of inventory variation	(86,785)	1,694	(85,091)
Other operating expenses	(15,029)	(635)	(15,664)
Exploration costs	(253)	(725)	(978)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,186)	(595)	(6,781)
Other income	550	22	572
Other expense	(798)	(2,797)	(3,595)

Financial interest on debt	(1,034)	-	(1,034)
Financial income and expense from cash & cash equivalents	189	270	459
Cost of net debt	(845)	270	(575)

Other financial income	350	84	434
Other financial expense	(271)	-	(271)

Net income (loss) from equity affiliates	3,805	(5,308)	(1,503)

Income taxes	(9,998)	(90)	(10,088)
Consolidated net income	18,938	(8,083)	10,855
TotalEnergies share	18,773	(8,137)	10,636
Non-controlling interests	165	54	219

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1sthalf 2021			statement of
(M$)	Adjusted	Adjustments(a)	income
Sales	90,830	(44)	90,786
Excise taxes	(10,520)	-	(10,520)
Revenues from sales	80,310	(44)	80,266

Purchases net of inventory variation	(51,397)	1,280	(50,117)
Other operating expenses	(13,576)	(21)	(13,597)
Exploration costs	(290)	-	(290)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,285)	(161)	(6,446)
Other income	554	27	581
Other expense	(334)	(623)	(957)

Financial interest on debt	(967)	-	(967)
Financial income and expense from cash & cash equivalents	156	16	172
Cost of net debt	(811)	16	(795)

Other financial income	374	-	374
Other financial expense	(261)	-	(261)

Net income (loss) from equity affiliates	1,260	(1,059)	201

Income taxes	(2,931)	(317)	(3,248)
Consolidated net income	6,613	(902)	5,711
TotalEnergies share	6,466	(916)	5,550
Non-controlling interests	147	14	161

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2022			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	74,789	(15)	74,774
Excise taxes	(4,329)	-	(4,329)
Revenues from sales	70,460	(15)	70,445

Purchases net of inventory variation	(46,023)	580	(45,443)
Other operating expenses	(7,620)	(421)	(8,041)
Exploration costs	(117)	-	(117)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,038)	(64)	(3,102)
Other income	429	-	429
Other expense	(529)	(776)	(1,305)

Financial interest on debt	(572)	-	(572)
Financial income and expense from cash & cash equivalents	130	115	245
Cost of net debt	(442)	115	(327)

Other financial income	231	-	231
Other financial expense	(136)	-	(136)

Net income (loss) from equity affiliates	1,944	(3,490)	(1,546)

Income taxes	(5,274)	(10)	(5,284)
Consolidated net income	9,885	(4,081)	5,804
TotalEnergies share	9,796	(4,104)	5,692
Non-controlling interests	89	23	112

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
2nd quarter 2021			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	47,058	(9)	47,049
Excise taxes	(5,416)	-	(5,416)
Revenues from sales	41,642	(9)	41,633

Purchases net of inventory variation	(27,108)	389	(26,719)
Other operating expenses	(6,708)	(9)	(6,717)
Exploration costs	(123)	-	(123)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,105)	(16)	(3,121)
Other income	138	85	223
Other expense	(142)	(156)	(298)

Financial interest on debt	(501)	-	(501)
Financial income and expense from cash & cash equivalents	69	8	77
Cost of net debt	(432)	8	(424)

Other financial income	265	-	265
Other financial expense	(131)	-	(131)

Net income (loss) from equity affiliates	740	(1,420)	(680)

Income taxes	(1,485)	(124)	(1,609)
Consolidated net income	3,551	(1,252)	2,299
TotalEnergies share	3,463	(1,257)	2,206
Non-controlling interests	88	5	93

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3.3) Adjustment items

The main adjustment items in the first half of 2022 are the following exceptional impairments and provisions related to the Russian-Ukrainian conflict:

●	In the first quarter, an impairment of $(4,095) million in net result concerning notably Arctic LNG 2.
●	In the second quarter, an impairment of $(3,513) million in net result related to the potential impact of international sanctions on the value of Novatek stake.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

		Integrated Gas,	Exploration	Refining	Marketing
		Renewables	&	&	&
(M$)		& Power	Production	Chemicals	Services	Corporate	Total
2nd quarter 2022	Inventory valuation effect	-	-	775	376	-	1,151
	Effect of changes in fair value	(597)	-	-	-	-	(597)
	Restructuring charges	(17)	-	-	-	-	(17)
	Asset impairment and provisions charges	(18)	(46)	-	4	-	(60)
	Other items	(3)	(82)	-	(11)	(301)	(397)
Total		(635)	(128)	775	369	(301)	80
2nd quarter 2021	Inventory valuation effect	-	-	394	69	-	463
	Effect of changes in fair value	(49)	-	-	-	-	(49)
	Restructuring charges	(1)	-	(8)	-	-	(9)
	Asset impairment and provisions charges	(3)	-	(13)	-	-	(16)
	Other items	(13)	(23)	-	2	-	(34)
Total		(66)	(23)	373	71	-	355
1st half 2022	Inventory valuation effect	-	-	1,722	684	-	2,406
	Effect of changes in fair value	(685)	-	-	-	-	(685)
	Restructuring charges	(22)	-	-	-	-	(22)
	Asset impairment and provisions charges	(18)	(1,330)	-	(65)	(9)	(1,422)
	Other items	(15)	(82)	-	(11)	(433)	(541)
Total		(740)	(1,412)	1,722	608	(442)	(264)
1st half 2021	Inventory valuation effect	-	-	1,140	206	-	1,346
	Effect of changes in fair value	(58)	-	-	-	-	(58)
	Restructuring charges	(10)	-	(8)	-	-	(18)
	Asset impairment and provisions charges	(148)	-	(13)	-	-	(161)
	Other items	(38)	(23)	(1)	7	-	(55)
Total		(254)	(23)	1,118	213	-	1,054

ADJUSTMENTS TO NET INCOME, TotalEnergies SHARE

		Integrated Gas,	Exploration		Refining	Marketing
		Renewables	&		&	&
(M$)		& Power	Production		Chemicals	Services	Corporate	Total
2nd quarter 2022	Inventory valuation effect	-	-		738	255	-	993
	Effect of changes in fair value	(551)	-		-	-	-	(551)
	Restructuring charges	(8)	-		-	-	-	(8)
	Asset impairment and provisions charges	(226)	(3,493)		-	-	-	(3,719)
	Gains (losses) on disposals of assets	-	-		-	-	-	-
	Other items	(352)	(286)		-	(8)	(173)	(819)
Total		(1,137)	(3,779)		738	247	(173)	(4,104)

2nd quarter 2021	Inventory valuation effect	-	-		327	48	-	375
	Effect of changes in fair value	(44)	-		-	-	-	(44)
	Restructuring charges	(4)	(44)		(32)	(8)	(22)	(110)
	Asset impairment and provisions charges	(36)	-		(13)	-	-	(49)
	Gains (losses) on disposals of assets	-	(1,379)	*	-	-	-	(1,379)
	Other items	(7)	(44)		-	1	-	(50)
Total		(91)	(1,467)		282	41	(22)	(1,257)
* Impact of the TotalEnergies' interest sale of Petrocedeño to PDVSA.

1st half 2022	Inventory valuation effect	-	-		1,573	460	-	2,033
	Effect of changes in fair value	(631)	-		-	-	-	(631)
	Restructuring charges	(11)	-		-	-	-	(11)
	Asset impairment and provisions charges	(4,174)	(4,525)		-	(72)	(9)	(8,780)
	Gains (losses) on disposals of assets	-	-		-	-	-	-
	Other items	(352)	(272)		(32)	(8)	(84)	(748)
Total		(5,168)	(4,797)		1,541	380	(93)	(8,137)

1st half 2021	Inventory valuation effect	-	-		926	138	-	1,064
	Effect of changes in fair value	(50)	-		-	-	-	(50)
	Restructuring charges	(12)	(85)		(71)	(43)	(60)	(271)
	Asset impairment and provisions charges	(180)	-		(13)	-	-	(193)
	Gains (losses) on disposals of assets	-	(1,379)	*	-	-	-	(1,379)
	Other items	(42)	(41)		(9)	5	-	(87)
Total		(284)	(1,505)		833	100	(60)	(916)
* Impact of the TotalEnergies' interest sale of Petrocedeño to PDVSA.

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2021	June 30, 2022
Number of treasury shares	33,841,104	55,465,917
Percentage of share capital	1.28%	2.12%
Of which shares acquired with the intention to cancel them	30,665,526	55,260,084
Of which shares allocated to TotalEnergies share performance plans for Company employees	3,103,018	99,850
Of which shares intended to be allocated to new share performance or purchase options plans	72,560	105,983

Dividend

The Shareholders’ meeting of May 25, 2022 approved the distribution of a dividend of 2.64 euros per share for the 2021 fiscal year and the payment of a final dividend of 0.66 euro per share given the three interim dividends that had already been paid. The dividend for fiscal year 2021 was paid according to the following timetable:

Dividend 2021	First interim	Second interim	Third interim	Final
Amount	€0.66	€0.66	€0.66	€0.66
Set date	April 28, 2021	July 28, 2021	October 27, 2021	May 25, 2022
Ex-dividend date	September 21, 2021	January 3, 2022	March 22, 2022	June 21, 2022
Payment date	October 1, 2021	January 13, 2022	April 1, 2022	July 1, 2022

The Board of Directors of April 27, 2022 decided to increase interim dividends by 5% and consequently set the first interim dividend for the fiscal year 2022 at €0.69 per share. The ex-dividend date of this interim dividend will be September 21, 2022 and it will be paid in cash on October 3, 2022.

Furthermore, the Board of Directors of July 27, 2022 decided to set the amount of the second interim dividend for the 2022 fiscal year at 0.69 euro per share, i.e an amount equal to the aforementioned first interim dividend. The ex-dividend date of the second interim dividend will be January 2, 2023 and it will be paid in cash on January 12, 2023.

Dividend 2022	First interim	Second interim
Amount	€ 0.69	€ 0.69
Set date	April 27, 2022	July 27, 2022
Ex-dividend date	September 21, 2022	January 2, 2023
Payment date	October 3, 2022	January 12, 2023

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €2.03 per share for the 2nd quarter 2022 (€1.67 per share for the 1st quarter 2022 and €0.66 per share for the 2nd quarter 2021). Diluted earnings per share calculated using the same method amounted to €2.03 per share for the 2nd quarter 2022 (€1.65 per share for the 1st quarter 2022 and €0.66 per share for the 2nd quarter 2021).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

On January 17, 2022, TotalEnergies SE issued perpetual subordinated notes:

-	Perpetual subordinated notes 2.000% callable in April 2027, or in anticipation in January 2027 (€1,000 million); and
-	Perpetual subordinated notes 3.250% callable in January 2037, or in anticipation in July 2036 (€750 million).

On May 18, 2022, TotalEnergies SE fully reimbursed the residual nominal amount of €1,750 million of its perpetual subordinated notes 3.875% issued in May 2016, on their first call date.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st half 2022	1st half 2021
Actuarial gains and losses	204	449

Change in fair value of investments in equity instruments	(17)	68

Tax effect	(42)	(154)
Currency translation adjustment generated by the parent company	(7,137)	(2,934)
Sub-total items not potentially reclassifiable to profit and loss	(6,992)	(2,571)

Currency translation adjustment	3,535	1,777
- unrealized gain/(loss) of the period	3,532	1,898
- less gain/(loss) included in net income	(3)	121

Cash flow hedge	2,959	80
- unrealized gain/(loss) of the period	2,901	(56)
- less gain/(loss) included in net income	(58)	(136)

Variation of foreign currency basis spread	70	(4)
- unrealized gain/(loss) of the period	49	(29)
- less gain/(loss) included in net income	(21)	(25)

Share of other comprehensive income of equity affiliates, net amount	2,464	451
- unrealized gain/(loss) of the period	2,427	449
- less gain/(loss) included in net income	(37)	(2)

Other	(1)	-

Tax effect	(1,059)	(57)
Sub-total items potentially reclassifiable to profit and loss	7,968	2,247
Total other comprehensive income (net amount)	976	(324)

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2022			1st half 2021
	Pre-tax			Pre-tax
(M$)	amount	Tax effect	Net amount	amount	Tax effect	Net amount
Actuarial gains and losses	204	(53)	151	449	(141)	308
Change in fair value of investments in equity instruments	(17)	11	(6)	68	(13)	55
Currency translation adjustment generated by the parent company	(7,137)	-	(7,137)	(2,934)	-	(2,934)
Sub-total items not potentially reclassifiable to profit and loss	(6,950)	(42)	(6,992)	(2,417)	(154)	(2,571)
Currency translation adjustment	3,535	-	3,535	1,777	-	1,777
Cash flow hedge	2,959	(1,041)	1,918	80	(55)	25

Variation of foreign currency basis spread	70	(18)	52	(4)	(2)	(6)
Share of other comprehensive income of equity affiliates, net amount	2,464	-	2,464	451	-	451
Other	(1)	-	(1)	-	-	-
Sub-total items potentially reclassifiable to profit and loss	9,027	(1,059)	7,968	2,304	(57)	2,247
Total other comprehensive income	2,077	(1,101)	976	(113)	(211)	(324)

5) Financial debt

The Company has not issued any new senior bond during the first six months of 2022.

The Company reimbursed three senior bonds during the first six months of 2022:

-Bond 2.875% issued by TotalEnergies Capital International in 2012 and maturing in February 2022 ($1,000 million)

-Bond 1.125% issued by TotalEnergies Capital Canada in 2014 and maturing in March 2022 (€1,000 million)

-Bond 2.250% issued by TotalEnergies Capital International in 2015 and maturing in June 2022 (£400 million).

On March 4, 2022, the Company put in place a committed syndicated credit line with banks for an amount of $8,000 million and with a 12-month tenor (with the option to extend its maturity twice by a further 6 months at TotalEnergies SE' hand).

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first six months of 2022.

The impact of the Russian-Ukrainian conflict on transactions with related parties in Russia is described in paragraph 7 Other risks and commitments.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which TotalEnergies holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, TotalEnergies has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led TotalEnergies, as operator of Mozambique LNG project, to declare force majeure.

Russian-Ukrainian conflict

Since the month of February 2022, Russia's invasion of Ukraine led European and American authorities to adopt several sets of sanctions measures targeting Russian and Belarusian persons and entities, as well as the financial sector.

TotalEnergies holds investments in this country in major LNG projects (Yamal LNG and Arctic LNG 2) both directly and through its holding in the company PAO Novatek, whose production and sale of LNG are not materially impacted by the sanctions adopted as of the date hereof.

Depending on the developments of the Russian-Ukrainian conflict and the measures that the European and American authorities could be required to take, the activities of TotalEnergies in Russia could be affected in the future.

TotalEnergies announced on March 1, 2022, that it condemned Russia's military aggression against Ukraine, and that sanctions will be implemented by the Company regardless of the consequences on its asset management.

On March 22, 2022, TotalEnergies announced that, given the uncertainty created by the technological and financial sanctions on the ability to carry out the Arctic LNG 2 project currently under construction and their probable tightening with the worsening conflict, TotalEnergies SE had decided to no longer book proved reserves for the Arctic LNG 2 project.

Since then, on April 8, 2022, new sanctions have effectively been adopted by the European authorities, notably prohibiting export from European Union countries of goods and technology for use in the liquefaction of natural gas benefitting a Russian company. It appears that these new prohibitions constitute additional risks on the execution of the Arctic LNG 2 project.

As a result, TotalEnergies recorded, in its accounts as of March 31, 2022, an impairment of $(4,095) million, concerning notably Arctic LNG 2. As of June 30, 2022, TotalEnergies recorded in its accounts a new $(3,513) million impairment charge related mainly to the potential impact of international sanctions on the value of its Novatek stake. In this context, indications of impairment were identified, and an impairment test to determine the value in use based on future cash flows was performed, taking into account assumptions reflecting the impact of sanctions on future cash flows.

The table below presents the contribution of Russian assets to the key income and cash flow indicators:

Russian Upstream Assets (M$)	2nd quarter 2022	1st quarter 2022	1st half 2022	2021
Adjusted net operating income	707	1,021	1,727	2,092
Operating cash flow before working capital changes[1]	857	288	1,144	1,613

Capital Employed2 by TotalEnergies in Russia as at June 30, 2022 was $8,760 million, after taking into account the $(3,513) million impairment and the impact of the evolution of the ruble/dollar exchange rate between March 31, 2022 and June 30, 2022, which leads to a $2,066 million revaluation of Capital Employed on the balance sheet as at June 30, 2022.

1 Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sales.

2 Capital Employed consists of non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

8) Subsequent events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.